Exhibit 1

For Immediate Release	4 August 2010

WPP PLC (“WPP”)

ghg, the global healthcare communications network,  acquires
 Geoff Howe Marketing Communications, a US-based agency
specialising in animal health

WPP announces that its wholly-owned operating company, ghg, the global healthcare communications network, has acquired 100% of the capital stock of Geoff Howe Holdings, Inc. ("GHH"),  which owns 100% of the capital stock of Geoff Howe Marketing Communications, Inc, ("GHMC"),  a US-based agency specialising in the marketing of animal health, diet and nutrition products. In addition, ghg will acquire the European client account of Hills Pet Nutrition, Inc and certain associated assets from Geoff Howe's UK and Prague-based operations.

Headquartered in Kansas City, Missouri, Geoff Howe employs 48 people in the US and has two European offices in London and Prague.  Clients include Bayer Healthcare, Boehringer Ingelheim, Colgate-Palmolive and Hill’s Pet Nutrition.

The consolidated unaudited revenues of GHH and GHMC for the year ended  31 March 2010  were US$ 6.7 million, with gross assets at the same date of US$ 4.1 million.

This acquisition continues WPP’s strategy of strengthening and developing key client relationships across important markets and sectors.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204